# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vistagen Therapeutics, Inc., CIK 0001411685
CUSIP: 92840H400
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 343 Allerton Avenue, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 6/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001831942-25-000022
Filed by CIK 0001831942

## Reporting persons
- Commodore Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,244,590; sole dispositive power 0; shared dispositive power 4,244,590; aggregate amount beneficially owned 4,244,590 (9.9% of the class)
- Commodore Capital Master LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,244,590; sole dispositive power 0; shared dispositive power 4,244,590; aggregate amount beneficially owned 4,244,590 (9.9% of the class)
- Robert Egen Atkinson: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,244,590; sole dispositive power 0; shared dispositive power 4,244,590; aggregate amount beneficially owned 4,244,590 (9.9% of the class)
- Michael Kramarz: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,244,590; sole dispositive power 0; shared dispositive power 4,244,590; aggregate amount beneficially owned 4,244,590 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Vistagen Therapeutics, Inc.
Address of issuer's principal executive offices: 343 Allerton Avenue, South San Francisco, CALIFORNIA, 94080.

## Item 2. Person Filing
Name of person filing:
Commodore Capital LP
Commodore Capital Master LP
Robert Egen Atkinson
Michael Kramarz

Each a "Filer."
Address of principal business office or, if none, residence:
The address for Commodore Capital LP, Robert Egen Atkinson, and Michael Kramarz is 444 Madison Avenue, Floor 35, New York, NY 10022.

The address for Commodore Capital Master LP is c/o Maples Corporate Services Limited, Ugland House, South Church Street, PO Box 309, Grand Cayman KY1-1104, Cayman Islands.
Citizenship: See Item 4 of the cover page for each Filer.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Item 9 of the cover page for each Filer.

This report on Schedule 13G is being filed by Commodore Capital LP (the "Firm"), Commodore Capital Master LP ("Commodore Master"), Michael Kramarz, and Robert Egen Atkinson. The Firm is the investment manager to Commodore Master. As of June 30, 2026, the Firm may be deemed to beneficially own an aggregate of 4,244,590 shares of Common Stock, par value $0.001 per share (the "Common Stock"), consisting of (i) 2,788,620 shares of Common Stock, (ii) Tranche 1 Warrants to purchase up to 1,394,310 shares of Common Stock (the "Tranche 1 Warrants"), and (iii) Tranche 2 Warrants to purchase up to 61,660 shares of Common Stock (the "Tranche 2 Warrants") of Vistagen Therapeutics, Inc (the "Issuer"). The Tranche 1 Warrants and the Tranche 2 Warrants are subject to a beneficial ownership limitation of 9.99% (the "Beneficial Ownership Limitation"). The foregoing excludes 1,628,354 Tranche 2 Warrants, which are subject to the Beneficial Ownership Limitation. The Firm, as the investment manager to Commodore Master, may be deemed to beneficially own these securities. Michael Kramarz and Robert Egen Atkinson are the managing partners of the Firm and exercise investment discretion with respect to these securities. Ownership percentages are based on 41,032,453 Common Stock reported as issued and outstanding as of June 12, 2026 in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 15, 2026, plus (i) 1,394,310 Tranche 1 Warrants and (ii) 61,660 Tranche 2 Warrants.
Percent of class: See Item 11 of the cover page for each Filer.
Sole power to vote or to direct the vote: See Item 5 of the cover page for each Filer.
Shared power to vote or to direct the vote: See Item 6 of the cover page for each Filer.
Sole power to dispose or to direct the disposition: See Item 7 of the cover page for each Filer.
Shared power to dispose or to direct the disposition: See Item 8 of the cover page for each Filer.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- Commodore Capital LP: Michael Kramarz, Managing Partner (08/14/2026)
- Commodore Capital Master LP: Michael Kramarz, Authorized Signatory (08/14/2026)
- Robert Egen Atkinson: Robert Egen Atkinson, Authorized Signatory (08/14/2026)
- Michael Kramarz: Michael Kramarz, Authorized Signatory (08/14/2026)